

Mail Stop 3561

March 15, 2018

<u>Via E-mail</u>
Mr. Wanjun Xie
President
Landbay Inc
3906 Main Street, # 207
Flushing, NY 11354

      Re: **Landbay Inc**
           Form 10-K for Fiscal Year Ended March 31, 2017
           Filed June 27, 2017
           File No. 333-210916

Dear Mr. Xie:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Rufus Decker

              Rufus Decker
              Accounting Branch Chief
              Office of Beverages, Apparel, and
              Mining